Exhibit 99.2

SEABRIDGE GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2010

SEABRIDGE GOLD INC.

Management’s Discussion and Analysis

The following is a discussion of the results of operations and financial condition of Seabridge Gold Inc. and its subsidiary companies for the years ended December 31, 2010, 2009 and 2008. This report is dated March 31, 2011 and should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2010, 2009 and 2008, the Company’s Annual Information Form filed on SEDAR at www.sedar.com, and the Annual Report on Form 40-F filed on EDGAR at www.sec.gov/edgar.shtml.  Other corporate documents are also available on SEDAR and EDGAR as well as the Company’s website www.seabridgegold.net.  As the Company has no operating project at this time, its ability to carry out its business plan rests with its ability to sell projects or to secure equity and other financings.  All amounts contained in this document are stated in Canadian dollars unless otherwise disclosed.

Company Overview
Seabridge Gold Inc. is a development stage company engaged in the acquisition and exploration of gold properties located in North America.  The Company is designed to provide its shareholders with exceptional leverage to a rising gold price.  The Company’s business plan is to increase its gold ounces in the ground but not to go into production on its own.  The Company will either sell projects or participate in joint ventures towards production with major mining companies.  During the period 1999 through 2002, when the price of gold was lower than it is today, Seabridge acquired 100% interests in eight advanced-stage gold projects situated in North America. Subsequently, the Company acquired a 100% interest in the Noche Buena project in Mexico.  As the price of gold has moved higher over the past several years, Seabridge has commenced exploration activities and engineering studies at several of its projects.  The Company sold the Noche Buena project for US$25 million ($30,842,000) in December 2008 and residual interests therein for US$10.1 million in 2010.  Seabridge’s principal projects include the Courageous Lake property located in the Northwest Territories and the KSM (Kerr-Sulphurets-Mitchell) property located in British Columbia. Seabridge’s common shares trade in Canada on the Toronto Stock Exchange under the symbol “SEA” and in the United States on the NYSE Amex stock exchange under the symbol “SA”.

Selected Annual Information
Summary operating results ($)	2010	2009	2008
Interest income	440,000	478,000	621,000
Gain on sale of Noche Buena project	10,180,000	-	19,891,000
Operating costs	5,975,000	5,050,000	5,595,000
Net profit (loss)	3,540,000	(4,679,000)	10,290,000
Basic profit (loss) per share	0.09	(0.12)	0.28
Diluted profit (loss) per Share	0.09	(0.12)	0.27

Summary balance sheets ($)	2010	2009	2008
Current assets	35,816,000	10,550,000	39,323,000
Mineral interests	128,641,000	91,214,000	69,029,000
Total assets	178,132,000	103,401,000	109,802,000
Total long-term liabilities	1,421,000	2,393,000	1,999,000

Results of Operations
Year Ended December 31, 2010 Compared to Year Ended December 31, 2009
The net profit for the year ended December 31, 2010 was $3,540,000 or $0.09 per share compared to a net loss of $4,679,000 or $0.12 per share for 2009.  In December 2010, the Company sold its Noche Buena project residual interests for gross proceeds of $10.2 million before income taxes of $3.1 million.  In 2009, the Company recorded income tax expense of $171,000 compared to a 2010 income tax expense of $2,751,000 which is net of an income tax recovery amounting to $303,000. The 2009 amount was calculated to recognize the difference in unused income tax pools between the federal and Ontario provincial balances as the province moved to a combined federal regime.  The 2010 recovery amount relates to the reversal of a valuation allowance to offset income taxes recorded on unrealized gains in other comprehensive income. The Company’s interest income from cash investments was down in 2010, at $440,000 compared with $478,000 in 2009 when interest rates were significantly higher. Corporate and general expenses were higher in 2010 compared to 2009, due principally to compensation expense as bonuses in 2010 also included amounts which were dependent on the finalization of the preliminary feasibility study on KSM which was released in March 2010.  The higher compensation expense was offset by stock option expenses being $453,000 compared to $1,481,000 in 2009.  In 2010, the Company reported a net gain on foreign exchange of $1,160,000 compared to a loss of $18,000 in 2009.  The 2010 gain was principally attributed to a gain when the funds received from the US dollar equity financing were converted into Canadian dollars.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008
The net loss for the year ended December 31, 2009 was $4,679,000 or $0.12 per share compared to a net profit of $10,290,000 or $0.28 per share for 2008.  In December 2008, the Company sold the Noche Buena project for gross proceeds of US$25 million ($30,842,000) and recorded a net gain of $19,891,000 before income taxes of $5,593,000.  In 2009, the Company recorded income tax expense of $171,000 compared to a 2008 income tax expense of $5,593,000 net of an income tax recovery amounting to $587,000. The 2009 amount was calculated to recognize the difference in unused income tax pools between the federal and Ontario provincial balances as the province moved to a combined federal regime.  The 2008 recovery amount relates to the renouncing of Canadian Exploration Expenses to the investors of flow-through financings. The Company’s interest income from cash investments was down in 2009, at $478,000 compared with $621,000 in 2008 with lower cash balances to invest and lower interest rates. Corporate and general expenses were lower in 2009 compared to 2008, due to stock option expenses being $371,000 less along with other smaller expense reductions.  In 2008, the Company reported a gain on foreign exchange of $378,000 compared to a loss in 2009 of $18,000 as the US dollar and Mexican peso moved favourably compared to the Canadian dollar in 2008 when there were significant transactions in those currencies.

Quarterly Information
Selected financial information for each of the last eight quarters ended December 31, 2010 is as follows (unaudited):

	4th Quarter Ended December 31, 2010		3rd Quarter Ended September 30, 2010		2nd Quarter Ended June 30, 2010		1st Quarter Ended March 31, 2010
Revenue	$	Nil	$	Nil	$	Nil	$	Nil
Profit (Loss) for period		$5,638,000		$(527,000)		$(1,644,000)		$73,000
Basic profit (loss) per share		$0.14		$(0.01)		$(0.04)		$-
Diluted profit (loss) per share		$0.14		$(0.01)		$(0.04)		$-

	4th Quarter Ended December 31, 2009		3rd Quarter Ended September 30, 2009		2nd Quarter Ended June 30, 2009		1st Quarter Ended March 31, 2009
Revenue	$	Nil	$	Nil	$	Nil	$	Nil
Profit (Loss) for period		$(1,269,000)		$(1,135,000)		$(1,278,000)		$(997,000)
Basic profit (loss) per share		$(0.03)		$(0.03)		$(0.03)		$(0.03)
Diluted profit (loss) per share		$(0.03)		$(0.03)		$(0.03)		$(0.03)

The profit for the fourth quarter of 2010 was due to the $10.2 million profit from the sale of the residual interests in the Noche Buena project in Mexico net of related income taxes of $3.1 million.

Mineral Interest Activities
During the year ended December 31, 2010, the Company incurred expenditures of $39,215,000 (on an accrual basis) on mineral interests compared to $23,178,000 in the year ended December 31, 2009.  In 2010, the majority of expenditures were $28,905,000 on KSM and $9,624,000 on Courageous Lake. In 2010, the Company released a Preliminary Feasibility Study including the first mineral reserves on the KSM project. The 2010 drilling resulted in new mineral resources being announced in early 2011 and an updated Preliminary Feasibility Study is scheduled for completion in April 2011.  At Courageous Lake, 2010 work undertaken included drilling and engineering, environmental and metallurgical studies which resulted in new mineral resources being announced in early 2011 and will culminate with the release of a revised Preliminary Economic Assessment in 2011, followed by a Preliminary Feasibility Study in 2012.

 In 2010, the Company had received proceeds of convertible debenture and shares amounting to $680,000 from the final payments due on the Hog Ranch property sale. The value of the conversion feature of the debenture has subsequently risen. Also in 2010, the Company reported a gain of $10,180,000 from the sale of its residual interests in the Noche Buena project which it originally sold in 2008.

Liquidity and Capital Resources
Year Ended December 31, 2010
In March 2010, the Company closed a prospectus financing in the United States and Canada and raised gross proceeds of US$65,837,500 ($67,944,300) through the issuance of 2,875,000 common shares and in December 2010, sold its residual interests in the Noche Buena project for $10,180,000 before income taxes of $3,053,000. During 2011, the Company plans to continue to advance its two major gold projects, KSM and Courageous Lake in order to either sell them or joint venture them towards production with major mining companies.  In addition, it is in the process of selling off its other properties.

The Company’s working capital position, at December 31, 2010, was $32,047,000 up from $9,141,000 at the end of 2009.  In 2010, the Company received $7,126,000 net of income taxes from the sale of its Noche Buena interests and $5,969,000 (2009 - $967,000) from the exercise of stock options. Cash and short-term deposits at December 31, 2010 totalled $30,756,000 up from $9,287,000 at December 31, 2009. At December 31, 2010, the Company also has an $11 million two year bank guaranteed investment which is considered a long-term asset. Operating activities used $8,625,000 in 2010 which includes $3,103,000 for income taxes, compared to $8,533,000 in the prior year, while cash expenditures on mineral interests were $37,763,000 compared to $21,667,000 of cash expenditures in 2009.

Contractual Obligations ($,000)	Payments due by period
	Total	2011	2012-14	2015-16	After 2016
Mineral interests	5,760	876	2,377	1,567	940
Reclamation liabilities	1,343	-	312	-	1,031
Business premises operating lease	151	113	38	-	-
	7,254	989	2,727	1,567	1,971

Amounts shown for mineral interests include option payments and mineral lease payments that are required to maintain the Company’s interest in the mineral projects.

Outlook
During 2011, the Company plans to continue to advance its two major gold projects, KSM and Courageous Lake in order to either sell them or joint venture them towards production with major mining companies.  In addition, it will continue to sell off its other properties while at the same time ensuring that funding is available for its project development plans, holding costs and corporate requirements.

Disclosure Controls and Procedures
Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure. As at December 31, 2010, the Company's management, with the participation of the CEO and CFO, has evaluated the effectiveness of the Company's disclosure controls and procedures as defined in National Instrument 52-109 of the Canadian Securities Administrators and has concluded that such controls and procedures are effective.

Internal Controls Over Financial Reporting
The Company’s management, under the supervision of the CEO and the CFO, are responsible for establishing and maintaining the Company’s internal controls over financial reporting.   Management conducted an evaluation of internal controls over financial reporting based on the framework established in “Internal Control – Integrated Framework”  issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this evaluation, management concluded that the Company’s internal controls over financial reporting were effective as at December 31, 2010.

Shares Issued and Outstanding
At March 31, 2011, the issued and outstanding common shares of the Company totalled 41,355,185.  In addition, there were 2,071,000 stock options granted and outstanding (of which 1,770,000 were not exercisable).  Assuming the exercise of all outstanding options, there would be 43,426,185 common shares issued and outstanding.

Related Party Transactions
During the year ended December 31, 2010, a private company controlled by a director of the Company was paid $38,100 (2009 - $39,000) for technical services provided by his company related to mineral properties; a private company controlled by a second director was paid $440,000 (2009 - $200,000) for corporate consulting services rendered; and a third director was paid $16,300 (2009 - $18,200) for geological consulting.  These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Changes in Accounting Standards Not Yet Adopted
International Financial Reporting Standards (“IFRS”)
In February 2008, the Canadian Institute of Chartered Accountants (the “CICA”) announced that Canadian Generally Accepted Accounting Principles “GAAP” for publicly accountable enterprises will be replaced by International Financial Reporting Standards (“IFRS”) for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. The standard also requires that comparative figures for 2010 be based on IFRS. The CICA announcement also stated that the IFRS to be used for financial statement purposes were those in effect as at December 31, 2011 and therefore the Company’s financial reporting for the first three quarters of 2011 and any public disclosures prior to December 31, 2011 will be based on the Company’s expectations of IFRS as at the subsequent date of December 31, 2011. While it is not expected that IFRS will change significantly prior to December 31, 2011, there is no assurance that IFRS will not change.

As at December 31, 2010, the Company continues to undertake its thorough review and detailed project plan to evaluate the potential key impact areas and the options available under IFRS. The changes to IFRS are not expected to have any impact on the cash flows or the controls of the Company.

The Company believes the project to transition to IFRS is well advanced and, based on current and expected future IFRS, the initial key impact areas preliminarily identified by the Company which will impact financial statement presentation and disclosure are: asset retirement obligations; impairment testing of assets; foreign currency translation, exploration costs, stock-based compensation, flow-through shares and income tax provisions. The Company expects to be able to fully comply with the regulatory timeframes established for the transition to IFRS.

IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”) sets forth guidance for the initial adoption of IFRS. Under IFRS 1 the standards are applied retrospectively at the transitional balance sheet date with all adjustments to assets and liabilities taken to the deficit account unless certain exemptions are applied. Based on current and expected future IFRS, the Company expects to apply the following exemptions to its opening balance sheet at January 1, 2010:

Asset Retirement Obligations and Asset Retirement Costs
Under current IFRS, the amortization of the discount (accretion) is shown as a financing cost, rather than as an operating cost as required under GAAP.

Under GAAP, the Company discounts asset retirement obligations using the historical rate in effect when the asset retirement obligations were established. Under current IFRS, the asset retirement obligations are recalculated using current estimates and a current risk free rate which will be updated every reporting period. The Company expects that on transition to IFRS, a significantly lower discount rate will be used which will result in an increase to the asset retirement obligations and asset retirement costs and an increase in the deficit account.

Exploration and Evaluation
The Company has the option to retain its existing policy or to adopt a new accounting policy.  The Company has elected to retain its current policy with some enhancements.

Stock Options
The Company has the option to apply the requirement of IFRS 2 share-based payments to equity instruments that were granted after November 7, 2002 and vested before January 1, 2010 or apply the requirements of IFRS 2 only to share-based payments that were not vested as of January 1, 2010.  The Company has elected to apply the requirements of IFRS 2 to share-based payments that were not vested as of January 1, 2010.

Foreign Non Monetary Assets and Liabilities
The Company will be required to recognize a deferred tax liability related to its assets held in foreign jurisdictions due to changes in foreign exchange rates over the term of the Company holding such assets and exploring the properties.  The amounts kept on the books of the Company are maintained based on historical exchange rates while the value for income taxes is based on the current exchange rate at January 1, 2010.  The Company will set up a deferred tax liability with a corresponding charge to the deficit account.

Flow-through Shares
There has not yet been a pronouncement by the International Accounting Standards board on the treatment of flow-through shares, however it appears likely that treatment of flow-through shares will be handled similarly to that as used under US GAAP.  Under US GAAP   when flow-through shares are issued, the proceeds are allocated between the issue of shares and the sale of tax benefits.  The allocation is made based on the difference between the quoted price of the existing shares and the amount that the investor pays for the shares.  The shareholders’ equity is reduced and a liability is recognized for this difference.  The liability is reversed when the tax benefits are renounced and a deferred tax liability recognized at that time.  The Company has issued flow-through shares in the past and consequently at January 1, 201o, if this treatment is confirmed there would be a reduction of the common shares account and in the deficit account on the balance sheet.

Risks and Uncertainties
The following discussion on risks and uncertainties should be read in conjunction with documentation contained in the Company’s Annual Information Form filed on SEDAR at www.sedar.com, and the Annual Report on Form 40-F filed on EDGAR at www.sec.gov/edgar.shtml.

Metal Prices
Factors beyond the control of the Company affect the price and marketability of any gold or other minerals discovered.  Metal prices have fluctuated widely, particularly in recent years and are affected by numerous factors beyond the Company's control, including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, faith in paper currencies, global or regional consumption patterns, speculative activities and worldwide production levels.  The effect of these factors cannot accurately be predicted.  However, as the Company is highly leveraged to the price of gold, fluctuations in the gold price should have an even greater impact on the price of the Company's shares.

Uncertainty of Mineral Resources and Mineral Reserves
The Company reports mineral resources and mineral reserves in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Mineral resources and mineral reserves have been prepared in accordance with the Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy and Petroleum Classification System.  NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC, including Industry Guide 7 under the US Securities Act of 1933.

The statements of mineral resources and mineral reserves disclosed by the Company are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized.  Such estimates necessarily include presumptions of continuity of mineralization which may not actually be present.  Market fluctuations and the prices of metals may render mineral resources and mineral reserves uneconomic.  Mineral resources are not mineral reserves and do not have demonstrated economic viability.

The Company’s mineral projects are in various stages of development, and only the Company’s KSM project contains mineral reserves.    The Company’s ability to put these properties into production will be dependent upon the results of further drilling and evaluation.  There is no certainty that expenditure made in the exploration of the Company’s mineral properties will result in identification of commercially recoverable quantities of ore or that ore reserves will be mined or processed profitably.  The mineral resources and mineral reserves have been determined and valued based on assumed mineral prices, cut-off grades and operating costs that may prove to be inaccurate.  Extended declines in market prices for minerals may render portions of the Company’s mineralization as uneconomic and result in reduced reported mineralization.  Greater assurance will require completion of final comprehensive feasibility studies and, possibly, further associated exploration and other work that concludes a potential mine at each of these projects is likely to be economic, but such studies remain subject to the same risks and uncertainties.

Exploration and Development Risks
The business of exploring for minerals and mining involves a high degree of risk.  Few properties that are explored are ultimately developed into producing mines.  At present, none of the Company’s properties have a known body of commercial ore.  Major expenses may be required to establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site.  It is impossible to ensure that the current development programs planned by the Company will result in a profitable commercial mining operation.  Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs.  The Company has limited experience in the development and operation of mines and in the construction of facilities required to bring mines into production.  The Company has relied and may continue to rely upon consultants for development and operating expertise.  The economics of developing mineral properties are affected by many factors including the cost of operations, variations of the grade of ore mined and fluctuations in the price of minerals produced.  Depending on the price of minerals produced, the Company may determine that it is impractical to commence or continue commercial production.  Although precautions to minimize risk will be taken, processing operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

Mineral Deposits and Production Costs
Mineral deposits and production costs are affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.  In addition, the grade of any ore ultimately mined may differ from that indicated by drilling results.  Short-term factors relating to ore reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations.  There can be no assurance that any gold, copper or other minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale heap leaching.

Currency Exchange Rate Fluctuation
The minerals present in the Company's projects are sold in U.S. dollars and therefore projected revenue of its projects is in U.S. dollars.  The Company’s material properties are located in Canada and therefore its projected expenses for developing its projects are in Canadian dollars.  The prefeasibility report and preliminary assessments on the KSM and Courageous Lake projects use a U.S. dollar value for all projected expenses by converting projected Canadian dollar expenses into U.S. dollars.  To the extent the actual Canadian dollar to U.S. dollar exchange rate is less than or more than these estimates, the profitability of the projects will be more than or less than that estimated in the preliminary assessments, respectively (if the other assumptions are realized).

Financing Risks
The Company has limited financial resources, has no operating cash flow and has no assurance that sufficient funding will be available to it for further exploration and development of its projects or to fulfill its obligations under any applicable agreements.  The exploration of the Company’s mineral properties is, therefore, dependent upon the Company’s ability to obtain financing through the sale of projects, joint venturing of projects, or equity financing or other means.  Such sources of financing may not be available on acceptable terms, if at all.  Failure to obtain such financing may result in delay or indefinite postponement of exploration work on the Company’s mineral properties, as well as the possible loss of such properties.  Any transaction involving the issuance of previously authorized but unissued shares of common or preferred stock, or securities convertible into common stock, could result in dilution, possibly substantial, to present and prospective holders of common stock.  These financings may be on terms less favorable to the Company than those obtained previously.  The Company has stated that its business plan is to increase gold ounces in the ground but not to go into production on its own.

Uninsurable Risks
In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur.  It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons.  Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

Competition
The mineral industry is intensely competitive in all its phases.  The Company competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

Environmental and other Regulatory Requirements
The Company's potential mining and processing operations and exploration activities are subject to various laws and regulations governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters.  Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies.  Companies engaged in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.  The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.  There can be no assurance, however, that all permits which the Company may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any mining project which the Company might undertake.

Additional permits and studies, which may include environmental impact studies conducted before permits can be obtained, are necessary prior to operation of properties in which the Company has interests and there can be no assurance that the Company will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

To the best of the Company's knowledge, the Company is operating in compliance with all applicable environmental regulations.

Political Risk
Properties in which the Company has, or may acquire, an interest are, or may be, located in areas of Canada or the United States which may be of particular interest or sensitivity to one or more interest groups, including aboriginal groups claiming title to land.  The Company’s material properties are in British Columbia and the Northwest Territories of Canada and are in areas with a First Nations presence.  Consequently, mineral exploration and mining activities in those areas may be affected in varying degrees by political uncertainty, expropriations of property and changes in applicable government policies and regulation such as tax laws, business laws, environmental laws, native land claims entitlements or procedures and mining laws, affecting the Company’s business in those areas.  Any changes in regulations or shifts in political conditions are beyond the control or influence of the Company and may adversely affect its business, or if significant enough, may result in the impairment or loss of mineral concessions or other mineral rights, or may make it impossible to continue its mineral exploration and mining activities.  In many cases mine construction and commencement of mining activities is only possible with the consent of the local First Nations group and many companies have secured such consent by committing to take measures to limit the adverse impact to, and ensure some of the economic benefits of the construction and mining activity will be enjoyed by, the local First Nations group.

Foreign Operations
During 2010, the Company had interests in certain properties located in the United States and in Mexico.  Foreign properties, operations and investments may be adversely affected by local political and economic developments, including exchange controls, currency fluctuations, changes in taxation laws or policies as well as by-laws and policies of the United States, Mexico and Canada affecting foreign trade, investment and taxation.

Limited Operating History: Losses
The Company to date has limited experience in mining or processing of metals.  The Company has experienced, on a consolidated basis, losses in most years of its operations.  All activities have been of an exploration and development nature.  There can be no assurance that the Company will generate profits in the future.

Critical Accounting Estimates
Critical accounting estimates used in the preparation of the consolidated financial statements include the Company’s estimate of recoverable value of its mineral properties and related deferred exploration expenditures as well as the value of stock-based compensation.  Both of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

The factors affecting stock-based compensation include estimates of when stock options and compensation warrants might be exercised and the stock price volatility.  The timing for exercise of options is out of the Company’s control and will depend upon a variety of factors, including the market value of the Company’s shares and financial objectives of the stock-based instrument holders.  The Company used historical data to determine volatility in accordance with the Black-Scholes model. However, the future volatility is uncertain and the model has its limitations.

The recoverability of the carrying value of mineral properties and associated deferred exploration expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development, and future profitable production or the proceeds of disposition thereof.

Forward Looking Statements
These consolidated financial statements and management’s discussion and analysis contain certain forward-looking statements relating but not limited to the Company’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.